Banco de Galicia y Buenos Aires S.A.

                                                Buenos Aires, January 21ST, 2010

Comision Nacional de Valores (National Securities Commission)

                               Ref.: Program for the issuance and re-issuance of Ordinary Negotiable Obligations for up to US$2,000,000,000 - Cancellation.

Dear Sirs,

In my capacity as attorney in fact for Banco de Galicia y Buenos Aires Sociedad Anonima (the "Bank"), I am writing in order to inform you that the Bank decided to repay the Negotiable Obligations detailed below and cancel the public offering thereof. Such Negotiable Obligations had been acquired at a price of 80,550478%, being the economic result of the operation pesos 1,5 million (utility):

* Negotiable Obligations due in 2014: for a face value of US$ 23,121,000 (twenty three million, one hundred and twenty one thousand US Dollars).

Having made this repayment, the principal amount of the outstanding Negotiable Obligations due in 2014 now has a face value of US$ 161,843,781 (one hundred and sixty one million, eight hundred forty three thousand and seven hundred and eighty one US Dollars).

Consequently, we request that you give effect to the partial cancellation of the Public Offering for US$ 23,121,000 of Negotiable Obligations due in 2014.

Yours faithfully,


Patricia Lastiry
Attorney in fact